SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Playa Hotels & Resorts N.V.
(Name of Issuer)

Ordinary Shares, €0.01 par value per share
(Title of Class of Securities)

N70544106
(CUSIP Number)

January 11, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON M. H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 70,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 70,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,488
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 155,386
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 155,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 191,641
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 191,641
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,641
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
12	TYPE OF REPORTING PERSON CO

CUSIP No. N70544106	13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,979
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,979
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.34%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 853,295
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 853,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.52%
12	TYPE OF REPORTING PERSON CO

CUSIP No. N70544106	13G	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON DKLDO V Trading Subsidiary LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,160,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,160,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,160,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.35%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	13G	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.46%
12	TYPE OF REPORTING PERSON PN

CUSIP No. N70544106	13G	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.46%
12	TYPE OF REPORTING PERSON IN

CUSIP No. N70544106	13G	Page 11 of 16 Pages

Item 1(a).	NAME OF ISSUER

Playa Hotels & Resorts N.V. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	M. H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM is responsible for the voting and investment decisions of DKP;

(iii)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

(iv)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(v)	Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership ("DKDOF"). DK Group LLC, a Delaware limited liability company, is the general partner of DKDOF. DKCM is responsible for the voting and investment decisions of DKDOF;

(vi)	Davidson Kempner Distressed Opportunities International Ltd., a Cayman Islands exempted company ("DKDOI"). DK Management Partners LP, a Delaware limited partnership, is the investment manager of DKDOI. DKCM is responsible for the voting and investment decisions of DKDOI;

(vii)	DKLDO V Trading Subsidiary LP, a Cayman Islands exempted limited partnership ("DKLDO"). Davidson Kempner Long-Term Distressed Opportunities GP V LLC, a Delaware limited liability company, is the general partner of DKLDO. DKCM is responsible for the voting and investment decisions of DKLDO.

CUSIP No. N70544106	13G	Page 12 of 16 Pages

(viii)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO, DKP, DKIP, DKIL, DKDOF, DKDOI and DKLDO ("DKCM") either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons; and

(ix)	Mr. Anthony A. Yoseloff through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP, DKIL, DKDOF, DKDOI and DKLDO reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

(i)	CO – a New York limited partnership

(ii)	DKP – a New York limited partnership

(iii)	DKIP – a Delaware limited partnership

(iv)	DKIL – a British Virgin Islands business company

(v)	DKDOF- a Delaware limited partnership

(vi)	DKDOI - a Cayman Islands exempted company

(vii)	DKLDO – a Cayman Islands exempted limited partnership

(viii)	DKCM – a Delaware limited partnership

(ix)	Mr. Anthony A. Yoseloff – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, €0.01 par value per share (the "Ordinary Shares")

Item 2(e).	CUSIP NUMBER:

N70544106

CUSIP No. N70544106	13G	Page 13 of 16 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 165,537,783 Ordinary Shares outstanding as of January 11, 2021, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on January 8, 2021, after giving effect to the completion of the offering and the full exercise of the underwriters' option to purchase additional Ordinary Shares, as described therein and in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2021.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. N70544106	13G	Page 14 of 16 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N70544106	13G	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 21, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (f) Davidson Kempner Long-Term Distressed Opportunities GP V LLC, as General Partner of DKLDO V Trading Subsidiary LP, and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

CUSIP No. N70544106	13G	Page 16 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 21, 2021	/s/ Anthony A. Yoseloff
ANTHONY A YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., (f) Davidson Kempner Long-Term Distressed Opportunities GP V LLC, as General Partner of DKLDO V Trading Subsidiary LP, and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.